FORM 5 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Pinto, James J.	2. Issuer Name and Ticker or Trading Symbol Andersen Group, Inc. (ANDR)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) 366 Round Hill Road	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year Year Ended February 28, 2002		X Director 10% Owner Officer (give Other (specify title below) below) ________________________________________
(Street) Greenwich, CT 06830			5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filling (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Bene-ficially Owned at End of	6. Owner- ship Form: Direct	7. Nature of Indirect Bene- ficial
	Day/ Year)					Issuer's Fiscal Year	(D) or Indirect	Owner- ship
			Amount	(A) or (D)	Price	(Instr. 3 and 4)	(I) (Instr. 4)	(Instr. 4)
Andersen Group, Inc. Common Stock						53,515	D

FORM 5 (Continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Deriv- ative Security	3. Trans-action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Ac-quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer-cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Secu- rity (Instr. 5)	9. Number of Deriv-ative Secur- ities Bene-ficially Owned at End	10. Owner-ship Form of Deri- vative Secu-rity Direct (D) or In-direct (I) (Instr. 4)	11. Na-ture of Indirect Bene-ficial Owner-ship (Instr. 4)
				(A)	(D)	Date Exer-	Expir-ation	Title	Amount or Number of		of Year (Instr. 4)
						cisable	Date		Shares

10 1/2% Convertible Subordinated Debentures	16.17	10/15/01	H		1000		10/15/01	Common Stock	61	$1,000	247	D

Stock Options										3.8125	3,000	D
Stock Options										6.125	3,000	D

Explanation of Responses:

.

___________________________________ ________________________

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. **Signature of Reporting Person Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.